THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

August 21, 2010

VIA EDGAR (Correspondence Filing)

Ms. Linda Stirling U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Croft Funds Corporation (the “Registrant”)

Post-Effective Amendment No. 19

File Nos. 33-81926; 811-08562

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Croft Value Fund and the Croft Income Fund (each a “Fund,” collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	If the Registrant intends to use a summary prospectus, please provide the legend required by Rule 498(B)(1)(b) for the Staff’s review prior to the Amendment’s effective date.
Response:	The Registrant does not intend to use the Summary Prospectus.
Comment 2:	In the “Shareholder Fees” table, please revise the “Early Redemption Fee” line item to conform to the Form N-1A.
Response:

The “Early Redemption Fee” line item has been revised as follows:

“Early Redemption Fee (as a percentage of amount redeemed ~~for shares redeemed~~ within 30 days of purchase~~(as a percentage of amount redeemed~~)”

Comment 3:

Note that the “Principal Investment Strategies” section for the Croft Value Fund indicates that the Fund will invest in primarily in common stocks, whereas the “Principal Investment Risks” section describes the risk of investing in equity securities.  Please revise the disclosure in these two sections so that the description of the securities in which the Fund will invest will match the securities for which risk disclosure is provided.  Also, if the securities in which the Fund will primarily invest are equity securities, please describe the equity securities in which the Fund will invest.

Response:

The first sentence of the “Principal Investment Risks” and the “Additional Information about Principal Investment Strategies and Related Risks” sections for the Croft Value Fund have been revised as follows:

“Investing in ~~equity securities~~common stocks involves risk and you may lose all or a substantial part of your investment.”

Comment 4:	Please revise the second to last paragraph of the “Principal Investment Risks” section for the Croft Value Fund so that it is a complete sentence.
Response:

The disclosure has been revised as follows:

“The Fund’s investments in smaller capitalization companies are subject to the risk that the earnings and prospects of smaller companies are more volatile than larger companies and may experience higher failure rates than do larger companies.”

Comment 5:	At the end of the Fund Summary section for the Croft Value Fund, please add disclosure conforming to General Instruction C(3)(c)(iii) of the Form N-1A.
Response:

The following disclosure has been added to the end of the Fund Summary for the Croft Value Fund:

“For important information about purchase and sale of fund shares, tax information, and financial intermediary compensation, please turn to the “Purchase and Redemption of Fund Shares,” “Tax Information” and Financial Intermediary Compensation” sections on page [__] of this Prospectus.”

Comment 6:	Please revise the last line of the “Annual Fund Operating Expenses” table for the Croft Income Fund to read as follows: “Total Annual Fund Operating Expenses After Waivers and Reimbursements”
Response:	The disclosure has been revised as requested.
Comment 7:

It the last sentence of footnote ** to the “Annual Fund Operating Expenses” table for the Croft Income Fund, please confirm that the fee waiver agreement may be terminated only by the Corporation’s Board of Directors on 60 days’ written notice to the Adviser.

Response:	The disclosure has been revised as follows: “The agreement may be terminated only by the Corporation’s Board of Directors on 60 days’ written notice to the Adviser.”
Comment 8:	In the “Example” section for the Croft Income Fund, please revise the disclosure to clarify that the fee waiver is taken into account only with respect to the “1 Year” expense example.
Response:

The disclosure has been revised as follows:

The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions and taking into account the fee waiver for “1 Year” only your costs would be:

Comment 9:

In the “Principal Investment Strategies” section for the Croft Income Fund, please revise the disclosure to include a description of the types of “other fixed-income securities” in which the Fund will invest and who the issuers are likely to be.  In addition, please add a description of the types of corporate bonds in which the Fund will invest (i.e., U.S., foreign or both).

Please also include in this section a general description regarding the way in which individual securities are selected for the Fund.

Please add corresponding disclosure to the “Additional Information about Principal Investment Strategies and Related Risks” section.

Response:

The disclosure has been revised as follows:

“The Fund invests primarily in U.S. corporate bonds and ~~other fixed-income securities~~ U.S. Government and obligations.”

In addition, the following disclosure has been added to the “Principal Investment Strategies” section and the “Additional Information about Principal Investment Strategies and Related Risks” section:

“In making investment decisions for the Fund, the Manager considers the company’s projected future cash flow relative to debt service requirements, the underlying value of the company’s assets that may be monetized to service debt, and other factors.  The Manager selects U.S. Government and agency securities by identifying those that offer the highest yield or expected appreciation compared to other securities with similar structure and maturity. ”

Comment 10:

Please delete the following sentence from the “Principal Investment Risks” section for the Croft Income Fund:

“During periods of falling interest rates, the values of fixed-income securities generally rise.”

Response:	The disclosure has been revised as requested.
Comment 11:

The disclosure in the “Principal Investment Risks” section for the Croft Income Fund regarding foreign investments is not supported by corresponding disclosure in the “Principal Investment Strategies” section for the Fund.  If the Fund will be investing in foreign securities, please revise the “Principal Investment Strategies” section accordingly.  If the Fund will not be investing in foreign securities, please delete the disclosure regarding the risk of investing in foreign securities from the “Principal Investment Risks” section.

Response:

Disclosure regarding the risk of investing in foreign securities has been deleted from the  “Principal Investment Risks” section for the Croft Income Fund as investing in foreign securities is not a principal risk of investing in the Fund.

Comment 12:

In the “Fund Performance” section for the Croft Value Fund, please revise the disclosure in the first sentence so that it is written in plain english.

In addition, please revise the last sentence of the “Performance” section as follows:

“Updated performance information is available ~~and providing~~ at www.croftfunds.com or by calling 1-800-746-3322.”

Response:

The disclosure has been revised as follows:

“The performance information that follows~~bar chart and table below~~ illustrates the variability of the Fund’s returns, which provides some indication of the risks of investing in the Fund.  The bar chart ~~by~~ shows~~ing~~ changes in the Fund’s performance from year to year.  The table shows ~~by showing~~ how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance~~, which provides some indication of the risks of investing in the Fund~~.”

In addition, the last sentence of the “Performance” section has been revised as requested.

Comment 13:

In the “Investment Objective” section of the “Additional Information about Principal Investment Strategies and Related Risks” section, please revise the disclosure to indicate that the investment policies and objective of the Fund may  be changed without shareholder approval upon 60 days notice to shareholders.

Response:	The disclosure has been revised as requested.

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP